Exhibit 99.1

Dear IceCure Medical Ltd. Shareholder:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of IceCure Medical Ltd. (the “Company”), to be held on Thursday, November 19, 2026 at 10:00 a.m. Israel time, or at any adjournment or postponement thereof, by means of remote communication at the following link:

https://teams.microsoft.com/meet/3138977086474252?p=WVY3YEXnhMMHHC4JXa

At the Meeting, shareholders will be asked to consider and vote on the matter listed in the enclosed notice of special general meeting of shareholders (the “Notice”). Our board of directors recommends that you vote FOR the Proposal listed in the Notice.

Only shareholders of record at the close of business on Wednesday, November 4, 2026, are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting, as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Ron Mayron
Ron Mayron
Chairman of the Board of Directors
November 2, 2026

ICECURE MEDICAL Ltd.
Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of IceCure Medical Ltd. (the “Company”) will be held on November 19, 2026 at 10:00 a.m. Israel time, or at any adjournment or postponement thereof, by means of remote communication at the following link:

https://teams.microsoft.com/meet/3138977086474252?p=WVY3YEXnhMMHHC4JXa

The following matter is on the agenda for the Meeting:

1.      To approve one or more reverse share splits of the Company’s issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”) at a ratio or ratios to be determined by the Company’s board of directors (the “Board“) in its discretion, with each reverse share split to be effected at a ratio of not less than 5-for-1 and the cumulative ratio of all such reverse share splits not to exceed 40-for 1, at any time or from time to time within 24 months following the date of the Meeting.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” the above proposed resolution, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on November 4, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting, as detailed below.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement and a voting instruction form, together with a return envelope, will be sent to holders of ordinary shares, no par value, of the Company (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend.

Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Law, 5759-1999 (“Companies Law”) regulations (proxy and positions statements).

Shareholders registered directly with the transfer agent

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, to be the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Mr. Meir Peleg, Chief Financial Officer of the Company, and/or Eyal Shamir, Chief Executive Officer of the Company, or to vote in person at the Meeting.

Shareholders of beneficial owner

If your shares are held through a bank, broker, or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Proposal No. 1 on the agenda of the Meeting is not considered routine. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion inter alia with respect to the proposed reverse split of the Company’s issued and outstanding Ordinary Shares and a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Sincerely,
/s/ Ron Mayron
Ron Mayron
Chairman of the Board of Directors
November 2, 2026